

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

June 22, 2016

Emil Malak
Chief Executive Officer
VoIP-Pal.Com Inc.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

      **Re: VoIP-Pal.Com Inc.
               Form 10-12G
               Filed April 22, 2016
               File No. 000-55613**

Dear Mr. Malak:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Kathleen Krebs, for

                           Larry Spirgel
                           Assistant Director
                           AD Office 11 – Telecommunications